August 26, 2005

Via Facsimile and U.S. Mail

Hon. Cecilia B. Rebong
Consul General
Philippine Consulate General
556 Fifth Avenue
New York, New York  10036-5095

Re: 	Republic of the Philippines
      Amendment no. 1 to Registration Statement under Schedule B
      Filed August 18, 2005

Dear Consul General Rebong:

	We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Government Budget, page 77

1.	Please update the prospectus, in this section and elsewhere
as
appropriate, to include disclosure about the 2006 budget proposal that President Arroyo recently submitted to Congress. This disclosure should include the size of the proposed budget, a description and quantification of any increase in proposed spending over 2005, the circumstances surrounding any increase, and the potential revenue sources.

	Please revise your registration statement in response to our comment. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

	We direct your attention to Rules 460 and 461 of the Securities
Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions about these comments to me at
(202)
551-3450.

	Sincerely,


	Michael Coco
	Special Counsel



Cc:   	Via Facsimile
	David Johnson, Esq.
      Allen & Overy
      9th Floor, Three Exchange Square
      Central  Hong Kong SAR
      (011 852) 2974 6999
Republic of the Philippines
Registration statement under Schedule B
2



UNITED STATES
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WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE